2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

December 19, 2014

Via EDGAR Transmission

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust
File Nos. 333-146827/811-22135

Dear Ms. Vroman-Lee:

On behalf of Academy Funds Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No.16 filed on Form N-1A (“PEA No. 16”) on October 9, 2014 in connection with the registration of shares of a new series, the Innovator IBD® 50 Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  Pursuant to Instruction 3(f)(vii) to Item 3 of Form N-1A, the Fund may include information regarding acquired fund fees and expenses in a footnote to the fee table.  This information should not be included in the introductory paragraph to the “Fees and Expenses” section.

Response:  The Registrant will delete the disclosure following the first sentence in the introductory paragraph to the fee table.

2.           Comment:  In footnote 2 to the fee table, include the effective dates for the investment adviser’s fee waiver.

Response:  The requested change will be made.

3.           Comment:  Because the Fund does not assess any shareholder fees, delete the shareholder fees table from the “Fees and Expenses” section of the prospectus.

Response:  The requested change will be made.

Ashley Vroman-Lee
December 19, 2014

4.           Comment:  In the portfolio turnover section of the prospectus, state that the Fund is a new fund and accordingly does not have a turnover rate.

Response:  The requested change will be made.

5.           Comment:  Clarify that the Fund will invest in all of the companies in the IBD® 50 Index.

Response:  The Fund will include the following disclosure in the first paragraph of the principal investment strategies section of the prospectus:  “The Fund will generally hold all of the companies included in the IBD® 50 Index other than during periods when the Fund is rebalanced due to changes in the constitution of the IBD® 50 Index.”

6.           Comment: If the Fund will invest in emerging markets, include disclosure so stating and explain the risks of such investments.

Response:  The Fund may invest in emerging markets and will revise its principal investments strategy and risk disclosure accordingly.

7.           Comment: Under the “Management of the Fund – Manager of Managers Structure” section of the prospectus, clarify that even if the requested manager-of-managers exemptive relief is granted, the investment adviser will still need board approval of new or amended sub-advisory agreements.

Response:  The requested change will be made.

8.           Comment:  With respect to the Fund’s fundamental investment limitation regarding concentration, affirmatively state that the Fund will not concentrate its investments except to the extent that the IBD 50 Index does.

Response:  The requested change will be made.

9.           Comment:  For clarity, include Mr. Jacovini in both the officer and Trustee charts.

Response:  The requested change will be made.

10.           Comment:  Include the information required by Form N-1A with respect to the Fund’s sub-adviser.

Response:  The requested change will be made.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 16; (ii) Staff comments on PEA No. 16, or changes to PEA No. 16 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 16; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 16.

Ashley Vroman-Lee
December 19, 2014

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	David Jacovini
Michael Gries
Innovator Management LLC